EXHIBIT 99(a)

                            AMES NATIONAL CORPORATION
                                   Ames, Iowa

                  AMES NATIONAL CORPORATION STOCK PURCHASE PLAN
                           Effective 1999 through 2008

May 8, 2002

GENERAL:

The shareholders of the Ames National Corporation (Company) approved a resolution on January 27, 1999, renewing the existing stock purchase plan for a ten-year period, which included a broader group of employees and added limited participation by non-officer members of the Boards of Directors of the Company and its subsidiary banks (the "Banks").

OBJECTIVE:

To encourage the acquisition of Company common stock by officers, employees and directors and thereby provide additional incentive to improve Company and Bank performance and retain qualified individuals.

ELIGIBILITY:

Participants shall include all full-time Company and Banks employees with three years of service and all current Company and Bank supervisors, officers and members of the Boards of Directors. The eligibility requirements concerning length of employment will be determined as of December 31st of the preceding year. For the purpose of this plan, full-time participation will require 1,800 hours of service annually. The three years of service need not be consecutive. An employee, officer or director who is otherwise eligible to participate in the plan will lose such eligibility if not employed by the Company or a Bank (or serving as a director of the Company or a Bank) as of June 15th of a particular year.

DISTRIBUTION:

The total number of shares available each year shall be 14,000, with each non-officer director eligible to purchase up to 80 shares annually. The remaining shares will be allocated based upon the percentage of each participant's compensation to total compensation of employees, supervisors and officers.

PRICE:

The purchase price shall be determined annually by an independent appraiser as of March 31st unless there is ample evidence of current market transactions including Over The Counter Bulletin Board or similar market pricing.

In the event there is ample evidence of current market transactions, the purchase price shall be the market value of the stock as determined by the average of the closing prices on the last three days on which there was trading activity up to and including June 8th.

Participants and their allocated shares will be certified at the May meeting of the Board of Directors together with the purchase price (or method to be followed in establishing the purchase price as described above) to be in effect for the purchase of shares at the first business day prior to June 16th.

ADMINISTRATION OF PLAN:

The plan shall be administered by the Compensation Committee (the "Committee") of the Board of Directors of the Company. The Committee shall designate a person (the "Plan Coordinator") who shall coordinate the actions and information between Plan Participants and the Company.

PLAN MODIFICATION AND TERMINATION:

The Plan will continue from year to year through 2008, but may be modified, suspended or discontinued at any time by the Company's Board of Directors.

CONCLUSION:

This Plan is intended to clarify the Resolution adopted by the Ames National Corporation shareholders on January 27, 1999, to provide information to current and prospective employees, officers and directors regarding the terms of the plan and to aid in administering the stock purchase plan.

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